EARNINGS, FERROVIAL, TRAFFIC Ferrovial increased adjusted EBITDA by 50% in the first nine months of the year The company reported robust performance in all business areas and growing dividends from infrastructure assets • Toll roads in North America experienced strong growth in revenue per transaction, while Heathrow served a record number of passengers • Higher profitability in Construction, placing the unit on track for 2024 target Amsterdam, October 29, 2024.- Ferrovial, a leading global infrastructure company, reported adjusted EBITDA of €1 billion in the first nine months of 2024, a 50% increase year over year in like-for-like terms. Revenue amounted to €6.6 billion in the period, a 6.2% growth on a like-for-like basis. “In the first nine months of 2024, Ferrovial saw remarkable financial results, an outstanding achievement propelled by strong performance across all business segments and capital gains from divestments. Our infrastructure assets are located in growing areas, which translates into higher dividends that will help us continue to take advantage of future growth opportunities,” said Ignacio Madridejos, Ferrovial CEO. Ferrovial ended the period in a solid financial position, with liquidity of €3.5 billion and consolidated net debt of €418 million, excluding infrastructure projects in both cases. In the first nine months, the company received €490 million in dividends from infrastructure assets in North America, and registered the proceeds from the divestment of a 5% stake in IRB Infrastructure Developers for €211 million, the vendor loan in relation to the Amey divestment for €176 million and the sale of 24.78% stake in Serveo for €40 million. These inflows were mainly allocated to shareholder distributions, the acquisition of 24% of IRB Infrastructure Trust and equity investments in the JFK’s New Terminal One. Operating results The Toll roads division recorded a 21.9% increase in revenue in like-for-like terms to €916 million as a result of solid growth in North America. Adjusted EBITDA improved by 22.8% in like-for-like terms to €673 million. Traffic grew by 4.6% on 407 ETR in Canada, boosted by mobility and commuting patterns, while revenue rose 13.2% to CAD 1.3 billion. 407 ETR announced a total dividend of CAD 1.1 billion for 2024, surpassing pre- pandemic levels. The Express Lanes in the U.S. experienced solid growth in revenue per transaction during the period. I-66 Express (Virginia) registered a 34.4% increase, NTE 35W (Texas) 14.3%, I-77 Express (North Carolina) 12.4%, LBJ Express (Texas) 8.2% and NTE (Texas) 4.1%. With regards to traffic, largest increases were registered on NTE 35W (+27.9%), thanks to the opening of Segment 3C in June 2023, and on I-66 Express (+11.9%). NTE saw a 2.3% decline due to construction works to improve capacity. I-77 Express distributed dividends for the first time with an extraordinary dividend amounting to USD 293 million at 100%. The Construction division ended the first nine months of the year with a record order book of €15.6 billion, with North America accounting for 49% and Poland 25%. Revenue amounted to €5.2 billion, an increase of 3.2% on a like-for-like basis. The Construction division reported adjusted EBIT of €203 million and an adjusted EBIT margin of 3.9%, on track to meet the 3.5% target for fiscal year 2024.

PRESS RELEASE

ferrovial

The **Airports** division registered strong growth in traffic. Heathrow had its busiest first nine months ever, welcoming 63.1 million passengers between January and September, a 6.2% gain year-over-year. As a result of the solid demand experienced during the year, the airport upgraded its traffic projections for 2024 to a new record of 83.8 million passengers.

Aberdeen, Glasgow and Southampton airports also performed well in the first nine months, with traffic up 8.5%, while Dalaman airport reported a 7.4% increase.

The New Terminal One (NTO) at JFK International Airport is progressing within budget and schedule. NTO signed long-term agreements with nine airlines as of September, and successfully concluded a $2.55 billion Green Bond issuance in June.

Conference call information

Ferrovial will host a conference call on October 30 at 15:00 CET / 10:00 a.m. ET to discuss its 9M financial results. To access the earnings call, click here or visit the Investor Relations section of the Company's website at https://ferrovial.com/ir-shareholders

KEY FIGURES

(million euro)

	9M 2024	9M 2023	Change [1/2]
Revenue	6,643	6,221	6.2%
Adjusted EBITDA[2]	1,008	700	50%
Adjusted EBIT[2]	667	393	79.2%

	9M 2024	Dec. 2023	
Consolidated net debt[2]	7,561	5,979	
Net debt, excluding infrastructure projects[2]	418	-1,121	
			Change[1]
Construction order book[1/2]	15,586	15,179	2.9%

(1) In like-for-like terms

(2) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, see the Alternative Performance Measures appendix to the 2024 First Nine Months Results Report

About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Europe Isabel Muñoz +34 660528832 mimunoz@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com